Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Six Months Ended June 30,	2005	2004
Earnings:

Income before income taxes and cumulative effect of accounting change	$1,300	$871
Add:
Interest and fixed charges excluding capitalized interest	68	66
Portion of rent under long-term operating leases representative of an interest factor	102	95
Distributed income of investees accounted for under the equity method	2	2
Amortization of capitalized interest	4	4
Less: Undistributed equity in earnings of investments accounted for under the equity method	4	7

Total earnings available for fixed charges	$1,472	$1,031

Fixed charges:

Interest and fixed charges	$74	$71
Portion of rent under long-term operating leases representative of an interest factor	102	95

Total fixed charges	$176	$166

Ratio of earnings to fixed charges	8.36x	6.21x